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                          March 1, 2024

       Alex Sapir
       President and Chief Executive Officer
       Fulcrum Therapeutics, Inc.
       26 Landsdowne Street
       Cambridge, Massachusetts 02139

                                                        Re: Fulcrum
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 27,
2024
                                                            File No. 333-277419

       Dear Alex Sapir:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marianne Sarrazin, Esq.